February 27, 2025

Toyota Submits Second Progress Report on Measures to Prevent Recurrence

Toyota City, Japan, February 27, 2025—Toyota Motor Corporation (Toyota) has announced that it has submitted a progress report on measures to prevent recurrence of model certification application issues to the Ministry of Land, Infrastructure, Transport and Tourism (MLIT) today in light of the correction order the ministry issued on July 31. This report, summarizing actions taken to date, is the second of a series of quarterly reports.

Specific progress of recurrence prevention measures

With the three pillars of “Strengthening Foundations,” “Monozukuri,” and “Human Development,” Toyota has been promoting a review of the structure and system to ensure that each employee is aware of legal compliance and is able to do the job correctly. The company is also promoting onsite management, in which management goes to the genba and promptly takes appropriate action in response to abnormalities.

The following concrete actions are being promoted across the Group with set priorities and activity plans.

Strengthening Foundations

-	Management visiting the operational genba to identify problems and make immediate decisions on how to deal with them.

-	Management grasping staff hardships and efforts at the genba and discussing what it should do at weekly executive-level meetings related to certification.

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Enhancing internal controls by reinforcing abnormality management in the vehicle development process, strengthening certification operations audits by in-house inspectors, and introducing secondary audits of the abnormality management and auditing operations themselves.

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Checking the actual genba conditions of certification-related departments, allocating human resources and testing equipment to the Regulations and Certification Department and the Collision Testing Fields, etc.

Monozukuri

-	Implemented a new operational approach to ongoing development projects, incorporating measures to prevent recurrence in October 2024.

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Introduced a system to check the impact on certification operations at each milestone and make management decisions on the impact on certification operations, including the applicable laws and regulations, the scale of certification operations, the certification schedule, and the number of vehicles to be certified, for all vehicle development projects. (As of February 2025, a total of 35 such projects are being conducted.)

-	Implemented discussions on countermeasures for worksite issues 10 times since previous report (22 times in total), reporting to the Board of Directors as appropriate. This system is ongoing.

Human Development

-	Expanding communication between management and employees to include not only development and certification, but also planning, production, sales and other certification-related worksites.

-	Implemented regular communication through messages from the president (total of 14 times).

Since February last year, Toyota Chairman Akio Toyoda, who is responsible for the Group, took the lead in calling on Group companies to start Toyota’s company-wide TPS training program for Certification Work. The aim of this initiative is to create a better work system through improvement. The president and other members of management are on-site daily at various genba, such as planning, development, design, production, and sales, which are connected to the certification process. This is being done to clarify stagnation factors in each process and to create a system to identify abnormalities.

Toyota will continue to make company-wide efforts to prevent the recurrence of certification issues to once again gain the trust of stakeholders.